Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

SUPPLEMENTAL ANNOUNCEMENT

IN RELATION TO CHANGE OF DIRECTORS AND SUPERVISORS

Reference is made to the announcement of Guangshen Railway Company Limited (the “Company”) dated June 17, 2021 in relation to, among other things, the change of Directors and Supervisors (the “Announcement”). Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the Announcement.

Pursuant to Rule 13.51(2)(g) of the Listing Rules, the Company would like to provide the following additional information in relation to the emoluments of Mr. Zhou Shangde and Mr. Huang Songli in connection with their current positions in the Company.

Mr. Zhou Shangde

The Company has entered into a service contract with Mr. Zhou Shangde for his appointment as an executive Director for a term commencing from June 17, 2021 and ending on the date of the 2022 annual general meeting of the Company. In accordance with his service contract, Mr. Zhou Shangde will not be entitled to any remuneration or allowance in relation to his service as an executive Director.

As disclosed in the Announcement, Mr. Zhou Shangde is also the deputy secretary of the Party Committee of the Company. He is entitled to an annual remuneration (including salaries, bonuses and other benefits) of approximately RMB415,000 in relation to his service in such position. The remuneration has been determined with reference to his background, qualifications, experience, level of responsibilities, the financial performance of the Company and the prevailing market conditions, and is payable to Mr. Zhou Shangde on monthly basis pursuant to the remuneration policy and relevant administrative measures for remuneration of the Company.

Mr. Huang Songli

The company has entered into a service contract with Mr. Huang Songli for his appointment as an Employee Representative Supervisor for a term commencing from June 17, 2021 and ending on the date of the 2022 annual general meeting of the Company. In accordance with his service contract, Mr. Huang Songli will not be entitled to any remuneration or allowance in relation to his service as an Employee Representative Supervisor.

As disclosed in the Announcement, Mr. Huang Songli is also the chairman of the union and the deputy general manager of the Company. He is entitled to an annual remuneration (including salaries, bonuses and other benefits) of approximately RMB415,000 in relation to his service in such positions. The remuneration has been determined with reference to his background, qualifications, experience, level of responsibilities, the financial performance of the Company and the prevailing market conditions, and is payable to Mr. Huang Songli on monthly basis pursuant to the remuneration policy and relevant administrative measures for remuneration of the Company.

For the avoidance of doubt, save as disclosed in the Announcement, neither of Mr. Hu Dan and Mr. Lei Chunliang currently holds any other positions in the Company or is entitled to any emoluments from the Company.

By Order of the Board
Guangshen Railway Company Limited
Tang Xiangdong
Company Secretary

Shenzhen, the PRC

June 24, 2021

As at the date of this announcement, the Board consists of:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Wu Yong	Guo Jiming	Frederick Ma Si-Hang
Hu Lingling	Hu Dan	Tang Xiaofan
Zhou Shangde	Zhang Zhe	Qiu Zilong